1. NATURE OF BUSINESS

Fuego Entertainment, Inc. (the "Company") is primarily engaged in the directing, production, marketing, and distribution of entertainment products, including feature and short films, documentaries, television shows, music, and tour productions. The Company also provides management, marketing, and public relations services to the entertainment industry.

2. Significant Accounting Policies

BASIS OF PRESENTATION
The accompanying financial statements include the accounts of the Company formed in the State of Nevada on December 30, 2004. The Company was originally formed as Durango Entertainment, but changed its name to Fuego Entertainment in March 2005. These financial statements reflect the use of significant accounting policies, as described below and elsewhere in the notes to the financial statements, and are prepared in accordance with accounting principles generally accepted in the United States of America. The fiscal year end of the Company is May 31.

REVENUE RECOGNITION
Revenue from the sale of film and television programming rights and license arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the project is complete, the contractual delivery arrangements have been satisfied, the license period has commenced if applicable, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

Revenue from production services for third parties is recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Fees for other services provided to third parties are recognized as revenues when the services are performed and there is reasonable assurance over the collection of the fees.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company uses the allowance method for bad debts. Based on historical collection activity, no allowance is deemed necessary.

ADVERTISING EXPENSES
Advertising costs are expensed as incurred, except for costs related to the development of a property and/or live-action television program commercial or media campaign which are expensed in the period in which the commercial or campaign is first presented. Advertising expenses are included in advertising and marketing expenses in the accompanying statement of operations.

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USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of all liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximate the amounts shown on the financial statements. Cash and cash equivalents consist of unrestricted cash and short-term investments.

INCOME PER COMMON SHARE

Basic income per common share is calculated on the average number of common shares outstanding during each period. Diluted income per common share is based on the average number of common shares outstanding during each period, adjusted for the effect of outstanding stock subscriptions.

FILM AND TELEVISION COSTS
The Company accounts for its film and television costs pursuant to AICPA Statement of Position ("SOP") No. 00-2, Accounting by Producers or Distributors of Films. The cost of production for film and television production costs, including direct costs, production overhead and interest are capitalized and amortized using the individual-film-forecast method under which such costs are amortized for each program in the ratio that revenue earned in the current period for such program bears to management's estimate of the ultimate revenues to be realized from all media and markets for such program. Management regularly reviews, and revises when necessary, its ultimate revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization applicable to such title and/or a write-down of the value of such title to estimated fair value. These revisions can result in significant quarter-to-quarter and year-to-year fluctuations in film write-downs and rates of amortization. If a total net loss is projected for a particular title, the associated film and television costs are written down to estimated fair value. All exploitation costs, including advertising and marketing costs are expensed as incurred. Television adaptation and production costs that are adapted and/or produced are stated at the lower of cost, less accumulated amortization, or fair value.

INVESTMENT
The Company invested a total of $57,400 in a series of shows to be presented in 5 cities in the United States, from which it was to receive the return of its investment based on a percentage of ticket sales from all shows performed, and then participate in the net income of all of the shows after their completion which is anticipated to occur at the end of the summer of 2006.

The three shows performed as of May 31, 2005, exhausted the budgeted funds available by the producer/promoter since the promoter/promoter decided to incur additional costs for high definition filming, production costs for a live recording of a compact disc, and a substantial payment to secure the services of an Oscar Winner Film Director. In the opinion of the president/CEO, whose background includes substantial tour production, the majority of shows on tour typically incur front-end costs of this type and magnitude, prior to realizing the financial benefits from subsequent shows during the tour.

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As a result of these increased show costs,  the initial  royalty  agreement with the Company was renegotiated to allow deferral of the initial payment to the Company of its investment until the December 31, 2005 show is performed. The Company does not consider this deferral as a basis for amortization of its investment or impairment thereof,

In addition to expecting full recovery of the investment in December 2005, the Company believes additional shows may be added to the tour depending on the success achieved during the remaining shows.

The tour being presented is a more expanded version of the same show being presented semi-weekly at the Stardust hotel in Las Vegas, Nevada, which has enjoyed near sell-out performances.

EQUIPMENT
Equipment is carried at cost, net of accumulated depreciation. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets, which range from 2.5 years to 5 years.

INTANGIBLE ASSETS
The company has capitalized the cost of the creation of its logo. Amortization of logo costs is being amortized ratably over a 5 year useful life, commencing with April 1, 2005, the date by which such costs were incurred.

INCOME TAXES
Deferred income taxes will be recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using current tax rates. Valuation allowances will be established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of cash and cash equivalents, accounts receivable, investments, prepaid expenses and other current assets, unearned revenue, accounts payable and accrued expenses, and other liabilities approximate their fair values principally because of the short-term maturities of these instruments.

NEW ACCOUNTING PRONOUNCEMENTS
Consolidation of Variable Interest Entities -- On January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN No. 46-R") to address certain FIN implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements for companies that have interests in entities that are Variable Interest Entities ("VIE") as defined under FIN No. 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN No. 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation was effective no later than the end of the first interim or reporting period ended March 31, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim period or reporting period ended after December 15, 2003. As of May 31, 2005, the Company did not have an interest in any VIE's, and accordingly, the adoption of the provisions of this interpretation by the Company did not have a material effect on its financial position or results of operations.

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In December 2004, the FASB issued  Statement of Financial  Accounting  Standards
("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123-R"). SFAS No.123-R is a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25,
Accounting  for  Stock  Issued  to  Employees.   SFAS  No.123-R  eliminates  the
alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment
transactions  be  recognized  in  the  financial  statements.   SFAS  No.  123-R
establishes   fair  value  as  the  measurement   objective  in  accounting  for
share-based  payment   arrangements  and  requires  all  companies  to  apply  a
fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

3. SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of temporary cash investments and accounts receivable. The majority of the cash and cash equivalents are maintained with major financial institutions in the United States of America. Credit risk on accounts receivable is minimized by the Company by performing ongoing credit evaluations of its customers' financial condition and monitoring its exposure for credit losses and maintaining allowances for anticipated losses. One customer for which a corporate video was produced accounted for 60% of total operating revenues from inception to May 31, 2005, and for the three months ended August 31, 2005 one customer accounted for 55% of total operating revenues.

CAPITALIZED PRODUCTION COSTS

Capitalized production costs represent development costs incurred on projects in process. A summary of these costs as of May 31, 2005, and August 31, 2005 follows:

                                                            August 31    May 31
                                                               2005       2005
                                                             --------  --------
The Trader Show is a reality television show based on the $ 38,852 $ 27,842 real life activities of amateur and professional stock traders. The Trader Show places an emphasis on the activities of day traders.

Gold in Ecuador is the story of a small mining town of         15,148    15,148
Portobello. In 1916 Mellick Tweedy traveled on a mule thought the jungle of a small mining tow in Ecuador, this small town became one of the biggest gold exporters in South
America. Fifty years ago American company SADCO, abandoned the American shaft, one of the oldest gold mines in the world, leaving the town of Portobello and its people in ruins. Today, the people of Portobello have a new hope, or do they? The Americans are back in Portobello searching for Gold.

One Million Millionaires, This is a documentary that will       6,800     6,800
capture the life of a controversial individual, Mr. Urban
Casavant and his dream of making 1 million millionaires. For some he is the hope of their life, for others he is a dreamer, however, thousands follow him and wait patiently.
The film will cover his life from the time he was a low-income earning prison guard to multimillion-dollar businessman.

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Counterfeit Conspiracy is a documentary on stock market         2,879       642
scandals: Still in production filming several more            -------   -------
interviews. Wall Street insider trading scandals from the 1980's to present, covers the various scandals, reportage of court documents, testimony, and interviews with some participants to fashion an authoritative account of what happened. For example, Milliken, the Drexel Burnham Lambert junk bond king who convinced many savings institutions and insurance companies to buy these bonds in large quantities.
It will also document the illegal practice of Naked Short
Selling perpetrated by some offshore organizations and self-inflicted by some companies.

Total capitalized production costs                           $ 63,679  $ 50,432
                                                            =========  ========

All of the above films are in production and none have been acquired from other parties. None have been released into the market or are generating revenues except for incidental advance sales of DVD's for Counterfeit Conspiracy totaling $4,691 as of May 31, 2005 and $xxxxx as of August 31, 2005. Advance sales have been classified as deferred revenue in the accompanying balance sheets. No amortization has commenced on any film products in production, and there are no other films owned by the Company.

Amortization of all of the above costs is estimated to commence within the next fiscal year, based upon their anticipated completion dates, with the possible exception of the costs incurred in the Trader Show, which the Company will not be able to begin marketing to television companies until completion thereof, expected in xxxxxxxx. The Trader Show costs represent the only costs in production to be considered a direct-to-television product.

5. Commitments:

The Company leases office and equipment from a related party for $700 a month. Total rent expense from inception to May 31, 2005 was $3,500 and for the three months ended August 31, 2005 was $2,100.

6. Related Party Transactions

Ciocan Entertainment and Music Group, LLC, "Ciocan" is an entertainment company owned by the principal shareholder of the Company. Ciocan creates products for the Latino Market in and out of the United States borders and will use the Company to market, promote and commercialize some its products (music, films, documentaries, artist, etc) for the Anglo and international markets. During the five month period ended May 31, 2005, Ciocan advanced to the Company a total of $31,552 of which, $29,850 was applied towards the purchase, by Ciocan, of 5.5 million shares of the Company's common stock, and $1,400 was charged as rent, leaving a balance advanced of $302 as of May 31, 2005.

An additional $206 was advanced by Ciocan during the 3 months ended August 31, 2005, $2,100 was charged back to Ciocan for rent for 3 months, leaving a balance owing by Ciocan to the Company of $1,592 as of August 31, 2005.

Need disclosure for ADVANCES to Hugo

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7.       INCOME TAXES

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards Board Opinion No. 109. Under this method, deferred income taxes are recorded to reflect the tax consequences in future periods of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

The provision for current income taxes is as follows as of May 31, 2005:

                                                For the three     For the five
                                                 months ended     months ended
                                              August 31, 2005     May 31, 2005
Current tax expense:
   Federal tax at statutory rates                  $ (4,112)         $ 19,116
   State income taxes less federal tax benefit            0             2,645
   Benefit of surtax exemptions                         125           (11,382)
   Permanent differences                              3,640             6,355
                                                   --------          --------
Income tax expense                                 $   (347)         $ 16,734
                                                   ========          ========




The analysis of income tax expense for the three months ended at August 31, 2005 and the five months ended May 31, 2005 are as follows:

                                                For the three     For the five
                                                months ended      months ended
                                               August 31, 2005    May 31, 2005
Current                                            $  1,162          $ 20,109
Deferred                                             (1,509)           (3,375)
                                                   --------          --------
Income tax expense                                 $   (347)         $ 16,734
                                                   ========          ========

A deferred tax asset was recognized of $3,375 for the approximate $10,400 of temporary timing differences during the period from inception to May 31, 2005. These differences resulted from the filing of income tax returns on the cash basis, wherein certain expenses totaling $22,542 were not deductible until paid, deferred revenue of $4,691 was taxable when received, and income related to accounts receivable of $16, 833 was not taxable until collected.

Lou needs to disclose same details as above for the quarter

8. CONTRIBUTED CAPITAL

The President of the Company contributed the value of his services from inception to May 31, 2005, at $15,000, and the value of other expenses totaling $6,708, which consisted of office rent of $2,100, the prorata share of auto expenses of $3,958, and legal services of $650. For the three months ended August 31, 2005, the president of the Company contributed only the value of his services at $9,000.

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